UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of January 2011

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F     X     Form 40-F  ___
Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X
Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X
If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on January 3, 2011:
Jacada Names Caroline Cronin as Chief Financial Officer and Gideon Hollander moves into Active Chairman Role

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	January 3, 2011

Jacada Names Caroline Cronin as Chief Financial Officer and Gideon Hollander Moves into Active Chairman Role

ATLANTA--(BUSINESS WIRE)--January 3, 2011--Jacada Ltd. (NASDAQ: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that Ms. Caroline Cronin, currently Jacada’s Vice President of Finance, was promoted to Chief Financial Officer of the company effective January 1, 2011.

Robert C. Aldworth, Jacada’s current Chief Financial Officer, has resigned and will leave Jacada effective January 1, 2011.

Additionally, Gideon Hollander, founder and current Chairman of Jacada, will move into a role of active chairman. Mr. Hollander will focus on evolving Jacada’s products and delivery approaches to bring value to existing and prospective customers and streamlining back office operations. “I look forward to working with the team to expand Jacada’s vision and continue to deliver compelling solutions and a strong product line while operating the company in the most efficient manner possible,” said Gideon Hollander.

Tom Clear, Chief Executive Officer of Jacada, will continue to run the company with a primary focus of delivering and growing existing accounts and bringing new customers to Jacada.

"Bob has had a significant impact on Jacada during the last year as he and I worked to reshape the company and grow the business, and I wish him all the best," commented Tom Clear. “Moving forward, I’m pleased to work with Caroline in her new role and welcome Giddy back into the business. I appreciate his creativity and experience in delivering value and helping customers solve their business challenges.”

About Jacada

Jacada provides solutions that optimize and improve the effectiveness of customer interactions. Jacada unified desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment in as little as 12 months after deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; Herzliya, Israel; London, England; Munich, Germany; and Stockholm, Sweden. More information is available at www.jacada.com, www.jacada.com/blog, www.jacada.com/facebook and www.jacada.com/twitter.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners. Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada Media:
Jennifer Childress, 770-776-2239
jchildress@jacada.com